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November 12, 2008

Shmuel Arvatz
Chief Financial Officer
Clicksoftware Technologies LTD.
2 Rechavam Ze'evi Street
Givat Shmuel, Israel 54017

      Re: **Clicksoftware Technologies LTD.**
             Form 20-F for the Fiscal Year Ended December 31, 2007
             Filed on April 16, 2008
             File No. 000-30827

Dear Mr. Arvatz:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2007

Consolidated Statements of Operations, page 63

1.   We note that the Company enters into arrangements that require significant customization, integration, and installation services and accordingly, such contracts are recognized using contract accounting (SOP 81-1). We also note that

for certain multiple element arrangements, where VSOE does not exist for all delivered and undelivered elements, revenue is deferred until such evidence does exist for the undelivered elements or until all elements are delivered. Please tell us where you classify the revenues and related costs for these bundled arrangements in your Consolidated Statements of Operations. If you allocate the revenues between product and services please explain your allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Item 18 of Form 20-F and Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your allocation methodology and discuss the reasons for such allocation.

Note 2. Significant Accounting Policies

Revenue Recognition, page 67

2.   We note your statement that the Company limits its assessment of VSOE for each element to the price charged when the same element is sold separately. Please describe the process you use to evaluate the various factors that affect your VSOE for each element, such as customer type, purchase volume, duration of arrangement, etc. Further, address the issue that if VSOE varies from customer to customer, how you can reasonably estimate fair value and tell us how you considered paragraph 10 of SOP 97-2 in accounting for such arrangements.

3.   We note from your disclosures on page 31 that the Company's trade receivables are typically due between 30 and 60 days, although you do "also negotiate longer payment plans" with some of your clients. Tell us how you recognize revenue on contracts that involve extended payment terms. Tell us whether you have a history of successfully collecting under your contracts with extended payment terms without providing any concessions. In your response, explain how your extended payment terms comply with the guidance in paragraphs 27 through 30 of SOP 97-2 by addressing the factors outlined in the AICPA Technical Practice Aid 5100.56 and .57.

4.   Also, tell us whether you allow for extended payment terms for your SOP 81-1 arrangements. If so, tell us how the presence of extended payment terms affects your ability to make reasonably dependable estimates of total contract revenue or total contract costs, which could impact the manner in which contract accounting is applied (i.e. percentage-of-completion based on the lowest probable level of profit, zero gross margin approach, or completed contract if it is not reasonable assured that a loss will be incurred).

Note 3. Short-Term Investments, page 70

5.   We note that at December 31, 2007, the Company had $14.6 million of short-term investments and $600,000 of long-term investments that were comprised of "bank deposits." Please explain further the type of bank deposits held and tell us whether deposits held in any financial institution exceeded the FDIC insurance limits. If so, tell us whether you are considering including a discussion of this fact and the potential risks associated with these deposits in your future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief